                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6) *

                             Box Energy Corporation
                                (Name of Issuer)

            Class A (Voting) Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                   103168100
                                 (Cusip Number)

                                   Don D. Box
                          8201 Preston Road, Suite 600
                              Dallas, Texas 75225
                                 (214) 890-8000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 2, 1997
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

--------------------------------------------------------------------------------

1.       Name of Reporting Person:

         Box Brothers Holding Company

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group:
                                                                        (a) / /
                                                                        (b) /x/

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds:  Not Applicable

--------------------------------------------------------------------------------

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):                                                         /  /

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:  Delaware

--------------------------------------------------------------------------------

Number of
Shares           7.      Sole Voting Power:  1,840,525
Beneficially     ---------------------------------------------------------------
Owned By         8.      Shared Voting Power:  -0-
Each             ---------------------------------------------------------------
Reporting        9.      Sole Dispositive Power:  1,840,525
Person           ---------------------------------------------------------------
With             10.     Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,840,525

--------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            /  /

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11):  56.6%

--------------------------------------------------------------------------------

14.      Type of Reporting Person:  CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.       Name of Reporting Person:

         Don D. Box 1996 Trust

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group:
                                                                         (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds:  Not Applicable

--------------------------------------------------------------------------------

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):                                                         /  /

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:  Texas

--------------------------------------------------------------------------------

Number of
Shares           7.      Sole Voting Power:  -0-
Beneficially     ---------------------------------------------------------------
Owned By         8.      Shared Voting Power:  -0-
Each             ---------------------------------------------------------------
Reporting        9.      Sole Dispositive Power:  -0-
Person           ---------------------------------------------------------------
With             10.     Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,840,525 (1)

--------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            /  /

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11):  56.6%

--------------------------------------------------------------------------------

14.      Type of Reporting Person:  00 - Trust

--------------------------------------------------------------------------------

(1)      In its capacity as one of three members of Box Control, LLC.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Gary D. Box 1996 Trust

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group:
                                                                         (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds:  Not Applicable

--------------------------------------------------------------------------------

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                            /  /

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:  Texas

--------------------------------------------------------------------------------

Number of
Shares           7.      Sole Voting Power:  -0-
Beneficially     ---------------------------------------------------------------
Owned By         8.      Shared Voting Power:  -0-
Each             ---------------------------------------------------------------
Reporting        9.      Sole Dispositive Power:  -0-
Person           ---------------------------------------------------------------
With             10.     Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,840,525 (1)

--------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            /  /

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11):  56.6%

--------------------------------------------------------------------------------

14.      Type of Reporting Person:  00 - Trust

--------------------------------------------------------------------------------

(1)      In its capacity as one of three members of Box Control, LLC.

--------------------------------------------------------------------------------

1.       Name of Reporting Person:

         Douglas D. Box 1996 Trust

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group:
                                                                         (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds:  Not Applicable

--------------------------------------------------------------------------------

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):                                                         /  /

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:  Texas

--------------------------------------------------------------------------------

Number of
Shares           7.      Sole Voting Power:  -0-
Beneficially     ---------------------------------------------------------------
Owned By         8.      Shared Voting Power:  1,840,525 (1)
Each             ---------------------------------------------------------------
Reporting        9.      Sole Dispositive Power:  -0-
Person           ---------------------------------------------------------------
With             10.     Shared Dispositive Power:  1,840,525 (1)

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,840,525 (1)

--------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            /  /

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11):  56.6%

--------------------------------------------------------------------------------

14.      Type of Reporting Person:  00 - Trust

--------------------------------------------------------------------------------

(1) In its capacity as one of two holders of voting stock of Box Brothers Holding Company.

--------------------------------------------------------------------------------

1.       Name of Reporting Person:

         Don D. Box

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group:
                                                                         (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds:  Not Applicable

--------------------------------------------------------------------------------

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):                                                         /  /

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:  U.S.A.

--------------------------------------------------------------------------------

Number of
Shares           7.      Sole Voting Power:  -0-
Beneficially     ---------------------------------------------------------------
Owned By         8.      Shared Voting Power:  1,840,525 (1)
Each             ---------------------------------------------------------------
Reporting        9.      Sole Dispositive Power:  -0-
Person           ---------------------------------------------------------------
With             10.     Shared Dispositive Power:  1,840,525 (1)

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,840,525 (1)

--------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            /  /

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11):  56.6%

--------------------------------------------------------------------------------

14.      Type of Reporting Person:  IN

--------------------------------------------------------------------------------

(1)      In his capacity as one of three trustees of the Douglas D. Box 1996
         Trust.

--------------------------------------------------------------------------------

1.       Name of Reporting Person:

         Gary D. Box

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group:
                                                                         (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds:  Not Applicable

--------------------------------------------------------------------------------

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):                                                         /  /

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:  U.S.A.

--------------------------------------------------------------------------------

Number of
Shares           7.      Sole Voting Power:  -0-
Beneficially     ---------------------------------------------------------------
Owned By         8.      Shared Voting Power:  1,840,525 (1)
Each             ---------------------------------------------------------------
Reporting        9.      Sole Dispositive Power:  -0-
Person           ---------------------------------------------------------------
With             10.     Shared Dispositive Power:  1,840,525 (1)

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,840,525 (1)

--------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            /  /

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11):  56.6%

--------------------------------------------------------------------------------

14.      Type of Reporting Person:  IN

--------------------------------------------------------------------------------

(1) In his capacity as one of three trustees of the Douglas D. Box 1996 Trust, and as one of two managers of Box Control, LLC.

--------------------------------------------------------------------------------

1.       Name of Reporting Person:

         Douglas D. Box

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group:
                                                                         (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds:  Not Applicable

--------------------------------------------------------------------------------

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):                                                         /  /

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:  U.S.A.

--------------------------------------------------------------------------------

Number of
Shares           7.      Sole Voting Power:  3,325
Beneficially     ---------------------------------------------------------------
Owned By         8.      Shared Voting Power:  1,840,525 (1)
Each             ---------------------------------------------------------------
Reporting        9.      Sole Dispositive Power:  3,325
Person           ---------------------------------------------------------------
With             10.     Shared Dispositive Power:  1,840,525 (1)

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,843,850 (1)

--------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            /  /

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11):  56.7%

--------------------------------------------------------------------------------

14.      Type of Reporting Person:  IN

--------------------------------------------------------------------------------

(1) In his capacity as one of three trustees of the Douglas D. Box 1996 Trust, and as one of two managers of Box Control, LLC.

--------------------------------------------------------------------------------

1.       Name of Reporting Person:

         Box Control, LLC

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group:
                                                                         (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds:  Not Applicable

--------------------------------------------------------------------------------

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):                                                         /  /

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:  Texas

--------------------------------------------------------------------------------

Number of
Shares           7.      Sole Voting Power:  -0-
Beneficially     ---------------------------------------------------------------
Owned By         8.      Shared Voting Power:  1,840,525 (1)
Each             ---------------------------------------------------------------
Reporting        9.      Sole Dispositive Power:  -0-
Person           ---------------------------------------------------------------
With             10.     Shared Dispositive Power:  1,840,525 (1)

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,840,525 (1)

--------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            /  /

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11):  56.6%

--------------------------------------------------------------------------------

14.      Type of Reporting Person:  00 - Limited Liability Company

--------------------------------------------------------------------------------

(1) In its capacity as one of two owners of Box Brothers Holding Company voting common stock.

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend Amendment No. 1 dated February 29, 1996, Amendment No. 2 dated June 19, 1996, Amendment No. 3 dated June 29, 1996, Amendment No. 4 dated March 2, 1997, and Amendment No. 5 dated March 6, 1997 of the Schedule 13D Statement dated February 25, 1994 (the "Schedule 13D"), relating to the Class A (Voting) Common Stock, par value $1.00 per share, of Box Energy Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.          IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(f) (1) - (2) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this Schedule 13D Statement on behalf of Box Brothers Holding Company, a Delaware corporation ("BBHC"), the Don D. Box 1996 Trust ("DDBT"), the Gary D. Box 1996 Trust ("GDBT"), the Douglas D. Box 1996 Trust ("DBT"), Gary D. Box ("GDB"), Douglas
D. Box ("DB") and Box Control, LLC ("BCLC"). BBHC, DDBT, GDBT, DBT, GDB, DB, and BCLC are sometimes hereinafter collectively referred to as the "Reporting Persons."

         On July 2, 1997, certain members of BCLC (the Don D. Box 1996 Trust and the Gary D. Box 1996 Trust) amended the Regulations of BCLC to, among other things, (a) allow for non-members of BCLC to serve as managers of BCLC, and (b) allow for a majority of all members of BCLC to remove and appoint managers of BCLC in accordance with the terms of the Regulations of BCLC, as amended. In connection with such amendments and in accordance with the Regulations of BCLC, certain members of BCLC (the Don D. Box 1996 Trust and the Gary D. Box 1996 Trust) acting by and through two of its co-trustees (Gary D. Box and Douglas D.
Box) removed Don D. Box ("DDB") as the sole manager of BCLC and appointed Gary
D. Box and Douglas D. Box to serve as co-managers of BCLC. As the only holders of voting stock of BBHC, BCLC and its managers, and DDBT and its co-trustees, may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owners of the shares of the Stock owned by BBHC.

         Management of BCLC and certain corporate transactions related thereto are currently being contested by DDB. Furthermore, in light of the dispute between various parties (i.e., DDB, GDB, DB, etc.) regarding the proper membership on BBHC's Board of Directors and the Managers of BCLC, the parties are in the process of negotiating a Status Quo Order with respect to the case styled, Don D. Box and Box Control, LLC, Plaintiffs v. Otto J. Buis, D. James Fajack, Gary D. Box, Douglas D. Box and Box Brothers Holding Company, Defendents, in Civil Action No. 15595, in the Court of Chancery of the State of Delaware in and for New Castle County, Delaware. The Status Quo Order would require, among other things, that the business and affairs of BBHC and subsidiaries and BCLC would be managed by DB, GDB and DDB, with any actions being taken as are unanimously approved in advance by DB, GDB and DDB.

         (a) - (c)

         BBHC

         BBHC is a Delaware corporation, the principal business of which is acting as a holding company with holdings primarily in entities engaged in oil and gas production and related activities. The principal business address of BBHC, which also serves as its principal office, is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of BBHC are as follows:

                  RESIDENCE OR                                       PRINCIPAL OCCUPATION
 NAME             BUSINESS ADDRESS                                   OR EMPLOYMENT
 DB               8201 Preston Rd., Suite 600                        President, Chairman of the Board and Secretary
                  Dallas, Texas  75225                               of BBHC; President, Chairman of the Board and
                                                                     Treasurer of CKB Petroleum, Inc.


 GDB              8201 Preston Rd., Suite 600                        Vice President and Treasurer of BBHC; Vice
                  Dallas, Texas 75225                                President and Secretary of CKB Petroleum, Inc.

 DDB              8201 Preston Rd., Suite 600                        Vice President and Assistant Secretary of BBHC;
                  Dallas, Texas 75225                                Vice President and Assistant Secretary of CKB
                                                                     Petroleum, Inc.

         DDBT

         DDBT is an irrevocable trust established under the laws of the State of Texas. The principal business address of DDBT, which also serves as its principal office, is 8201 Preston Road, Dallas, Texas 75225. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to DDB, GDB and DB, the co-trustees of DDBT, is set forth above.

         GDBT

         GDBT is an irrevocable trust established under the laws of the State of Texas. The principal business address of GDBT, which also serves as its principal office, is 8201 Preston Road, Dallas, Texas 75225. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to DDB, GDB and DB, the co-trustees of GDBT, is set forth above.

         DBT

         DBT is an irrevocable trust established under the laws of the State of Texas. The principal business address of DBT, which also serves as its principal office, is 8201 Preston Road, Dallas, Texas 75225. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to DDB, GDB and DB, the co-trustees of DBT, is set forth above.

         DDB

         See answers above.

         GDB

         See answers above.

         DB

         See answers above.

         BCLC

         BCLC is a limited liability company established under the laws of the State of Texas. The principal business address of BCLC, which also serves as its principal office, is 8201 Preston Road, Dallas, Texas 75225.

         (d)

         None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         BCLC

         BCLC, as one of two holders of voting stock of BBHC, has shared power to vote or direct the vote and to dispose or direct the disposition of 1,840,525 shares of Stock.

         DDBT

         Because of its position as a member of BCLC, DDBT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,840,525 shares of the Stock, which constitutes approximately 56.6% of the outstanding shares of the Stock.

         GDBT

         Because of its position as a member of BCLC, GDBT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,840,525 shares of the Stock, which constitutes approximately 56.6% of the outstanding shares of the Stock.

         DBT

         Because of its position as one of two holders of voting stock of BBHC, DBT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,840,525 shares of the Stock, which constitutes approximately 56.6% of the outstanding shares of the Stock.

         DDB

         Because of his position as a Trustee of each of DDBT, GDBT and DBT, DDB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,840,525 shares of the Stock, which constitutes approximately 56.6% of the outstanding shares of the Stock.

         GDB

         Because of his position as a Trustee of each of DDBT, GDBT and DBT and as one of two managers of BCLC, GDB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,840,525 shares of the Stock, which constitutes approximately 56.6% of the outstanding shares of the Stock.

         DB

         Because of his individual ownership of 3,325 shares of the Stock, because of his position as a Trustee of each of DDBT, GDBT, DBT and as one of two managers of BCLC, DB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,843,850 shares of the Stock, which constitutes approximately 56.7% of the outstanding shares of the Stock.

         (b)

         DDBT

         As one of three members of BCLC, DDBT is a non-voting member and may not vote or direct the vote or dispose or direct the disposition of 1,840,525 shares of the Stock.

         GDBT

         As one of three members of BCLC, GDBT is a non-voting member and may not vote or direct the vote or dispose or direct the disposition of 1,840,525 shares of the Stock.

         DBT

         As one of two holders of voting stock of BBHC, DBT has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,840,525 shares of the Stock.

         DDB

         In his capacity as a trustee of the DBT, DDB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,840,525 shares of the Stock.

         GDB

         In his capacity as a trustee of the DBT and as one of two managers of BCLC, GDB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,840,525 shares of the Stock.

         DB

         DB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,325 shares of the Stock. In his capacity as a trustee of the DBT and as one of two managers of BCLC, DB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,840,525 shares of the Stock.

         (c) To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

         (e)     Not Applicable.

         The statements contained herein are without prejudice to the claims or defenses stated or that could be stated by Gary D. Box in Cause No. 97-1841-P3, Cause No. 15595NC (Del.), or any other lawsuit, or the previously stated claim or claims or defenses that were or could be stated by Douglas D. Box in Cause No. 97-883-P/P2, Cause No. 15595NC (Del.), or any other lawsuit.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  July 15, 1997

                                   BOX BROTHERS HOLDING COMPANY


                                   By:  /s/ DOUGLAS D. BOX
                                        ----------------------------------------
                                        Douglas D. Box,
                                        President



                                   BOX CONTROL, LLC,


                                   By:  /s/ GARY D. BOX
                                        ----------------------------------------
                                        Gary D. Box,
                                        Co-Manager


                                   By:  /s/ DOUGLAS D. BOX
                                        ----------------------------------------
                                        Douglas D. Box,
                                        Co-Manager


                                   By:  /s/ GARY D. BOX
                                        Gary D. Box,
                                        ----------------------------------------
                                        Individually and as Trustee of each of:

                                           DON D. BOX 1996 TRUST
                                           GARY D. BOX 1996 TRUST
                                           DOUGLAS D. BOX 1996 TRUST

                                   By:  /s/ DOUGLAS D. BOX
                                        ----------------------------------------
                                        Douglas D. Box,
                                        Individually and as Trustee of each of:

                                           DON D. BOX 1996 TRUST
                                           GARY D. BOX 1996 TRUST
                                           DOUGLAS D. BOX 1996 TRUST